Aleafia Health to Launch Global Cannabis Education Platform with D2L

Platform to Provide Cannabis Education Courses

TORONTO, November 14, 2018 /Globe Newswire/ – Aleafia Health Inc. (TSXV: ALEF: OTCQX: ALEAF, FRA: ARAH) (“Aleafia”) has entered into a global agreement with D2L (Desire2Learn) Corporation ("D2L"), in which Aleafia Health will deploy D2L's Learning Management System (LMS) Brightspace. Brightspace is a cloud-based learning platform employed by major organizations including Walmart, the American Nurses Association and the Elementary Teachers’ Federation of Ontario.

Under the terms of the global agreement, D2L will produce a series of cannabis education courses on Aleafia Health’s behalf.

As part of a multi-phase roll-out expected to begin in early 2019, Aleafia Health will launch the series of proprietary, unique cannabis courses. The courses will harness Aleafia Health’s cannabis expertise, with content developed by experts including Aleafia’s practising physicians. The courses will also use the Company’s Intellectual Property containing in excess of 10 million patient data points along with D2L’s leadership in cloud-based learning platforms. Courses will include:

•	Cannabis 101
•	Cannabis in the Workplace
•	Patient Dosing and Titration
•	Referring Doctor Training
•	Medical Professional Training

“D2L’s undisputed position as a global leader in online learning, with operations in the U.S., Canada, Europe, Singapore, Brazil, and Australia makes them the right strategic partner as we grow and scale our cannabis health and wellness business in North America and beyond,” said Aleafia CEO Geoffrey Benic. “Aleafia Health is excited to deploy our unique cannabis expertise.”

“Our education and online learning platform will grow cannabis awareness and understanding across all sectors,” said Aleafia Chief Medical Officer Dr. Michael Verbora. “Our new LMS platform will ensure patients receive better care while providing medical professionals with a data-driven approach to diagnosing and treating chronic illnesses with medical cannabis.”

“As the cannabis space continues to evolve, there will be an ongoing need for education and training that both engages the professionals in the sector and remains flexible and adaptable enough to move with the industry,” said D2L President and CEO John Baker. “As such, we’re thrilled to work with an industry leader like Aleafia Health to help support their ongoing health and wellness mission.”

ABOUT ALEAFIA

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

www.AleafiaInc.com

ABOUT BRIGHTSPACE

Brightspace is a cloud-based learning platform that makes online and blended learning easy, flexible and smart. Brightspace is a quantum leap beyond traditional Learning Management Systems (LMS) – it is easy to drag-and-drop content to create engaging courses, supports all mobile devices, has industry-leading up-time and is accessible for all learners. Plus, Brightspace enables the future of learning with a gaming engine, adaptive learning, video management, intelligent agents, templated interactives for course design, full support for outcomes or competency-based learning, and actionable learning analytics.

ABOUT D2L

D2L believes learning is the foundation upon which all progress and achievement rests. Working closely with clients, D2L has transformed the way millions of people learn online and in the classroom. Learn more about D2L for schools, higher education and businesses at www.D2L.com.